Ellsworth Growth and Income Fund Ltd. N-CSR

Exhibit 99.ACCT
Exhibit (a)(4)

Change in the Registrant's Independent Public Accountant

 Effective August 17, 2022, the Board of Trustees (the “Board”) of Ellsworth Growth & Income Fund Ltd., a Delaware statutory trust (the “Fund”), including a majority of the Independent Trustees, upon recommendation and approval of the Audit Committee, dismissed PricewaterhouseCoopers LLP (“PWC”) as the Fund's independent registered public accounting firm for the fiscal year ending September 30, 2022.

 PWC’s reports on the financial statements of the Fund for the fiscal years ended September 30, 2021 and September 30, 2020 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principle.

 During the fiscal years ended September 30, 2021 and September 30, 2020, and the subsequent interim period through August 17, 2022, there were no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) with PWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PWC, would have caused PWC to make reference to the subject matter of the disagreements in connection with their reports on the Fund's financial statements for such fiscal years.

 During the fiscal years ended September 30, 2021 and September 30, 2020, and the subsequent interim period through August 17, 2022, there were no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K).

PWC has furnished the Fund with a letter addressed to the U.S. Securities and Exchange Commission stating that it agrees with the above statements. A copy of such letter, dated November 30, 2022 is attached as Attachment A to this exhibit.

On August 17, 2022, the Board appointed Tait Weller (“Tait”) to serve as the Fund’s independent registered public accounting firm for the fiscal year ending September 30, 2022. The Fund knows of no direct financial or material indirect financial interest of Tait in the Fund.

 During the fiscal years ended September 30, 2021 and September 30, 2020, and the subsequent interim period prior to engaging Tait, neither the Fund, nor anyone on its behalf, consulted with Tait with respect to: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might have been rendered on the Fund’s financial statements, and no written report or oral advice was provided that Tait concluded was an important factor considered by the Fund in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) or a “reportable event” (as defined in Item 304(a)(1)(v) of Regulation S-K).

November 30, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Ellsworth Growth & Income Fund Ltd. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form N-CSR Exhibit 99.ACCT – Exhibit (a)(4) therein of Ellsworth Growth & Income Fund Ltd. dated November 30, 2022. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

New York, New York